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                                                                   EXHIBIT 20.1

NEWS RELEASE

                   SCC COMMUNICATIONS INTRODUCES INTRADO -TM-
                 PIONEERING THE TECHNOLOGY OF INFORMED RESPONSE


BOULDER, COLO. (JUNE 4, 2001)--SCC Communications Corp. (NasdaqNM: SCCX) today announced the selection of a new corporate name, Intrado (pronounced in-TRAH-doh). Intrado reflects SCC's recent acquisition of Lucent Public Safety Systems (LPSS) and the combined strengths the two companies bring to the market.

"Intrado combines the experience and expertise of two leading providers of information technology and services for the telecommunications and public safety industries," said George Heinrichs, CEO of Intrado. "SCC is the leading provider of innovative solutions for complex data management, notification services and network transactions. LPSS, the originator of the first 9-1-1 system at the world-renowned Bell Laboratories, is an unparalleled developer of scientific and technological innovations that have greatly contributed to public safety in this country."

Intrado will provide its customers with accurate, real-time access to emergency and commercial information services and solutions, regardless of location, device or protocol - defining the technology of informed response.

"While we remain firmly rooted in the business of providing innovative, open standards-based technology solutions that address the ever-changing need for mission-critical 9-1-1 communications, we are now well positioned to explore new ways to develop and adapt our technology to new markets."

Intrado defines "informed response" as the ability to utilize accurate, up-to-date, efficiently delivered information in providing an appropriate commercial or emergency response, anywhere and at any time. For many years, SCC has provided the solutions that enable wired and wireless telecommunications carriers and the public safety industry to enhance the safety of people who call 9-1-1 for emergency assistance while reducing the time, expense and complexity associated with reliable emergency communications.

Today Intrado maintains and provides the critical data that accompanies a 9-1-1 call, including the location-specific data now required by the wireless communications industry. Intrado also manages a network that ensures the accurate and immediate delivery of 9-1-1 calls to the appropriate public safety agency.

Effective June 11, 2001, Intrado's new Nasdaq trading symbol will be "TRDO." The company is retaining SCC's headquarters in Boulder, Colo., and employs approximately 600 people nationwide.

"We selected this new identity to emphasize our new focus as we leverage our strengths in public safety and emergency communications to shape a new era of informed response technology and solutions. Intrado enters the marketplace dedicated to connecting our customers to the information they need, wherever and whenever they need it," concluded Heinrichs.

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ABOUT INTRADO INC.

Founded in 1979, Intrado, formerly known as SCC Communications Corp. (NasdaqNM: SCCX), is the nation's leader in wireless and wireline informed response technology for telecommunications providers and public safety agencies. The company provides leading data management, network transaction and notification services that address the growing demand for mission-critical communications. Intrado's unparalleled industry knowledge, technical expertise and dedication to open standards help telecommunications companies and public safety organizations reduce the effort, cost, time and complexity associated with providing reliable emergency communications and commercial information services. To receive Intrado press releases and company updates via e-mail, please register at the company's Web site: http://www.intrado.com